Exhibit 99.1

UMC will attend investor conferences on 2007/03/20

1.Date of the investor/press conference: 2007/03/20
2.Location of the investor/press conference: Far Eastern Plaza Hotel, Taipei
3.Financial and business related information:

The Company will attend the 10th Pacific Rim Tech Conference held by Merrill Lynch on 2007/03/20.

4.Any other matters that need to be specified:

Please refer to MOPS or Company website for more information.

Exhibit 99.2

UMC will attend investor conferences on 2007/03/27

1.Date of the investor/press conference: 2007/03/27
2.Location of the investor/press conference: San Francisco, USA
3.Financial and business related information:

The Company will attend the Asian Investment Conference held by Credit Suisse from 2007/03/26 to 2007/03/27 in Hong Kong.

4.Any other matters that need to be specified:

Please refer to MOPS or Company website for more information.

Exhibit 99.3

To clarify reports on Economic Daily News on March 25, 2007

1.Name of the reporting media: Economic Daily News, A3

2.Date of the report: 2007/03/26

3.Content of the report: UMC will invest NT$2bn in solar industry

4.Summary of the information provided by investors: None

5.Company’s explanation of the reportage or provided information:

The Company’s acquisition and disposal of assets is based on related laws and regulations. There is no such matter regarding that the Company has signed a contract in the news.

6.Countermeasures: None

7.Any other matters that need to be specified: None

Exhibit 99.4

To announce related materials on disposal of AU Optronics Corp. securities

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of AU Optronics Corp.

2.Date of occurrence of the event: 2007/04/03

3.Volume, unit price, and total monetary amount of the transaction: trading volume:13,674,078 shares; average unit price:$44.516 NTD; total amount:$608,710,569 NTD

4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Shares Conversion of zero coupon exchangeable bonds due 2007

5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): Not applicable

8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Gain of $444,093,090 NTD

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Shares Conversion of zero coupon exchangeable bonds due 2007

10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Based on the offering memorandum.

11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume:66,230,014 shares;amount:$794,464,597 NTD; percentage of holdings:0.87%

12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets:13.87%; ratio of shareholder’s equity:17.29%; the operational capital as shown in the most recent financial statement: $86,701,109 thousand NTD

13.Broker and broker’s fee: Not applicable

14.Concrete purpose or use of the acquisition or disposition: Shares Conversion of zero coupon exchangeable bonds due 2007

15.Net worth per share of company underlying securities acquired or disposed of: Not applicable

16.Do the directors have any objection to the present transaction?: No

17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18.Any other matters that need to be specified: None

Exhibit 99.5

To announce related materials on disposal of AU Optronics Corp. securities

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of AU Optronics Corp.

2.Date of occurrence of the event: 2007/04/09

3.Volume, unit price, and total monetary amount of the transaction: trading volume: 45,140,117 shares; average unit price:$44.30 NTD; total amount:$1,999,707,183 NTD

4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Shares Conversion of zero coupon exchangeable bonds due 2007

5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): Not applicable

8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Gain of $1,458,227,229 NTD

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Shares Conversion of zero coupon exchangeable bonds due 2007

10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Based on the offering memorandum.

11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 21,089,897 shares; amount:$252,984,643 NTD; percentage of holdings:0.28%

12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 13.86%; ratio of shareholder’s equity: 17.28%; the operational capital as shown in the most recent financial statement: $86,701,109 thousand NTD

13.Broker and broker’s fee: Not applicable

14.Concrete purpose or use of the acquisition or disposition: Shares Conversion of zero coupon exchangeable bonds due 2007

15.Net worth per share of company underlying securities acquired or disposed of: Not applicable

16.Do the directors have any objection to the present transaction?: No

17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18.Any other matters that need to be specified: None

Exhibit 99.6

United Microelectronics Corporation
April 9, 2007

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of March 2007.

1)	Sales volume (NT$ Thousand)

Period	Items	2007	2006	Changes	%
					-
March	Invoice amount	6,884,242	7,589,363	(705,121)	(9.29)
2007	Invoice amount	19,973,487	21,957,842	(1,984,355)	(9.04)
March	Net sales	7,549,238	8,455,705	(906,467)	(10.72)
2007	Net sales	23,025,231	24,384,166	(1,358,935)	(5.57)

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	38,262,385
UMC’s subsidiaries	0	0	108,951

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of	Limit of endorsements
		period end
UMC	0	0	0
UMC’s subsidiaries	0	0	0
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand

Financial instruments	Forwards	Interests SWAP
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	0	0
Net Profit from Fair Value	0	0
Written-off Trading Contracts	0	0
Realized profit (loss)	0	0

b Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	18,188,565
Net Profit from Market Value	(970,687)
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.7

To announce related materials on disposal of AU Optronics Corp. securities

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of AU Optronics Corp.

2.Date of occurrence of the event: 2007/04/11

3.Volume, unit price, and total monetary amount of the transaction: trading volume: 17,439,795 shares; average unit price:$44.30 NTD; total amount:$772,582,917 NTD

4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Shares Conversion of zero coupon exchangeable bonds due 2007

5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): Not applicable

8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Gain of $563,383,028 NTD

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Shares Conversion of zero coupon exchangeable bonds due 2007

10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Based on the offering memorandum.

11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 3,650,102 shares; amount:$43,784,934 NTD; percentage of holdings:0.05%

12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 13.88%; ratio of shareholder’s equity: 17.30%; the operational capital as shown in the most recent financial statement: $86,701,109 thousand NTD

13.Broker and broker’s fee: Not applicable

14.Concrete purpose or use of the acquisition or disposition: Shares Conversion of zero coupon exchangeable bonds due 2007

15.Net worth per share of company underlying securities acquired or disposed of: Not applicable

16.Do the directors have any objection to the present transaction?: No

17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18.Any other matters that need to be specified: None

Exhibit 99.8

United Microelectronics Corporation
For the month of March, 2007

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 3) the acquisition assets by UMC; 4) the disposition of assets by UMC for the month of March, 2007.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

		Number of	Number of shares
		shares held as of	held as of
Title	Name	February 28, 2007	March 31, 2007	Changes

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders:

		Number of	Number of shares
		shares held as of	held as of
Title	Name	February 28, 2007	March 31, 2007	Changes
—	—	—	—	—

3)	The acquisition assets (NT$ Thousand)

Description of assets	March	2007
Semiconductor Manufacturing Equipment	4,145,262	11,781,122
Fixed assets	184,716	646,083

4)	The disposition of assets (NT$ Thousand)

Description of assets	March	2007
Semiconductor Manufacturing Equipment	10,376	12,197
Fixed assets	0	0